EXHIBIT 12.1
SEMPRA ENERGY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						June 30,
	2005	2006	2007	2008	2009	2010
Fixed charges and preferred stock dividends:
Interest	$ 342	$ 413	$ 379	$ 353	$ 455	$ 240
Interest portion of annual rentals	5	6	6	3	2	2
Preferred dividends of subsidiaries (1)	10	15	14	13	13	7
Total fixed charges	357	434	399	369	470	249
Preferred dividends for purpose of ratio	-	-	-	-	-	-
Total fixed charges and preferred dividends for purpose of ratio	$ 357	$ 434	$ 399	$ 369	$ 470	$ 249
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$ 891	$ 1,579	$ 1,538	$ 1,009	$ 977	$ 369
Add:
Total fixed charges (from above)	357	434	399	369	470	249
Distributed income of equity investees	73	431	19	133	493	238
Less:
Interest capitalized	28	58	100	100	73	18
Preferred dividends of subsidiaries (1)	10	10	10	10	13	7
Total earnings for purpose of ratio	$ 1,283	$ 2,376	$ 1,846	$ 1,401	$ 1,854	$ 831
Ratio of earnings to combined fixed charges and preferred stock dividends	3.59	5.47	4.63	3.80	3.94	3.34

Ratio of earnings to fixed charges	3.59	5.47	4.63	3.80	3.94	3.34

(1)	In computing this ratio, “Preferred dividends of subsidiaries” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.